Filed Pursuant to Rule 424(b)(3)
        Registration No. 333-255557

BROOKFIELD REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 12 DATED JANUARY 16, 2025
TO THE PROSPECTUS DATED APRIL 10, 2024

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Brookfield Real Estate Income Trust Inc., dated April 10, 2024 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Brookfield Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to provide updates on our investment portfolio;
•to disclose the transaction price for each class of our common stock sold in this public offering (the “Offering”) as of February 1, 2025;
•to disclose the calculation of our December 31, 2024 net asset value (“NAV”) per share for all share classes;
•to disclose an investment from an institutional investor; and
•to provide an update on the status of our Offering.
Investment Portfolio Updates
As of December 31, 2024, our portfolio, based on the NAV of our investments, consisted of 92% real estate properties and 8% real estate-related loans and securities. NAV is measured as the fair value of our investments less any mortgages or debt obligations related to such investments.
As of December 31, 2024, our real estate properties, based on the total asset value of our properties measured at fair value, consisted of multifamily (53%), net lease (24%), single-family rental (10%), student housing (6%), logistics (5%) and office (2%).

February 1, 2025 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of February 1, 2025 (and repurchases as of January 31, 2025) is as follows:

Transaction Price (per share)
Class S	$10.8911
Class I	$10.9967
Class D	$11.0958
Class T	$10.9967
The February 1, 2025 transaction price for each of our share classes is equal to such class’s NAV per share as of December 31, 2024. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class. The transaction price per Class T share is equal to our Class I transaction price since no Class T shares are outstanding.
December 31, 2024 NAV Per Share
NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.BrookfieldREIT.com and is made available on our toll-free, automated telephone line at (833) 625-7348. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for important information about how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for December 31, 2024 along with the immediately preceding month.
Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class D, Class T, Class C and Class E shares of common stock, as well as partnership interests in the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of December 31, 2024 ($ and shares/units in thousands):

Components of NAV	December 31, 2024
Investments in real estate	$1,812,280
Investments in real estate-related loans and securities	72,259
Investments in unconsolidated entities	81,566
Cash and cash equivalents	13,763
Restricted cash	10,544
Other assets	13,101
Debt obligations	(1,056,553)
Accrued stockholder servicing fees(1)	(228)
Management fee payable	(867)
Distribution payable	(4,682)
Subscriptions received in advance	(1,204)
Other liabilities	(46,499)
Non-controlling interests in consolidated entities	(26,336)
Net asset value	$867,144
Number of shares/units outstanding	79,336

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of December 31, 2024, we had accrued under GAAP approximately $17.5 million of stockholder servicing fees payable to the Dealer Manager related to the Class S and Class D shares sold (as of December 31, 2024, we had not sold any Class T shares).

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of December 31, 2024 ($ and shares/units in thousands, except per share/unit data):

	Class S Shares	Class I Shares	Class D Shares	Class T Shares	Class C Shares(1)	Class E Shares(1)	Third-party Class I OP Units(2)	Third-party Class E OP Units(2)	Total
Net asset value	$302,954	$156,318	$1,406	$—	$88,537	$15,186	$277,771	$24,972	$867,144
Number of shares/units outstanding	27,817	14,215	127	—	8,262	1,382	25,259	2,274	79,336
NAV per share/unit as of December 31, 2024	$10.8911	$10.9967	$11.0958	$—	$10.7161	$10.9854	$10.9967	$10.9854

(1)	Class C and Class E shares of our common stock are not sold in this Offering.
(2)	Includes the units of the Operating Partnership held by parties other than the Company.

As of December 31, 2024, we had not sold any Class T shares.
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the December 31, 2024 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily/Student Housing	7.2%	5.9%
Single-Family Rental	7.0%	5.4%
Net Lease	6.9%	5.9%
Office	8.3%	7.5%
Logistics	7.2%	5.9%

A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remained unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily/Student Housing Investment Values	Single-Family Rental Investment Values	Net Lease Investment Values	Logistics Investment Values	Office Investment Values
Discount Rate	0.25% Decrease	1.9%	1.1%	2.2%	2.0%	1.9%
(weighted average)	0.25% Increase	(1.8)%	(1.1)%	(2.1)%	(2.0)%	(1.9)%
Exit Capitalization Rate	0.25% Decrease	2.6%	3.7%	2.8%	2.6%	1.9%
(weighted average)	0.25% Increase	(2.4)%	(3.6)%	(2.6)%	(2.5)%	(2.2)%

The preceding tables do not include recently acquired properties, which are held at cost in accordance with our valuation guidelines.

The following table provides a breakdown of the major components of our total NAV as of November 30, 2024 ($ and shares/units in thousands):

Components of NAV	November 30, 2024
Investments in real estate	$1,807,320
Investments in real estate-related loans and securities	73,840
Investments in unconsolidated entities	82,830
Cash and cash equivalents	20,703
Restricted cash	10,322
Other assets	11,961
Debt obligations	(1,062,241)
Accrued stockholder servicing fees(1)	(222)
Management fee payable	(882)
Distribution payable	(4,704)
Subscriptions received in advance	(1,294)
Other liabilities	(36,920)
Non-controlling interests in consolidated entities	(19,884)
Net asset value	$880,829
Number of shares/units outstanding	80,629

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of November 30, 2024, we had accrued under GAAP approximately $17.7 million of stockholder servicing fees payable to the Dealer Manager related to the Class S and Class D shares sold (as of November 30, 2024, we had not sold any Class T shares).

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of November 30, 2024 ($ and shares/units in thousands, except per share/unit data):

	Class S Shares	Class I Shares	Class D Shares	Class T Shares	Class C Shares(1)	Class E Shares(1)	Third-party Class I OP Units(2)	Third-party Class E OP Units(2)	Total
Net asset value	$304,835	$163,426	$1,409	$—	$95,584	$14,617	$276,156	$24,802	$880,829
Number of shares/units outstanding	27,999	14,868	127	—	8,922	1,331	25,123	2,259	80,629
NAV Per Share/Unit as of November 30, 2024	$10.8872	$10.9920	$11.0910	$—	$10.7129	$10.9805	$10.9920	$10.9805

(1)	Class C and Class E shares of our common stock are not sold in this Offering.
(2)	Includes the units of the Operating Partnership held by parties other than the Company.

As of November 30, 2024, we had not sold any Class T shares.

Investment from an Institutional Investor
On December 16, 2024, an institutional investor (the “Investor”) subscribed for $200,000,000 in shares of our Class I common stock, which were issued on January 1, 2025. The issuance was made at the same transaction price as Class I shares sold through the Offering as of January 1, 2025, with fees consistent with existing Class I stockholders. This issuance was made pursuant to Section 4(a)(2) of the Securities Act. Brookfield entered into a separate agreement with the Investor pursuant to which Brookfield will support a specified total annual return on the Investor’s investment in our Class I shares in the form of periodic cash payments, subject to certain limits. In exchange, the Investor has agreed not to request the repurchase of its shares, subject to limited exceptions, for a period of five years from the issuance date, at which point the Investor may request that we repurchase its shares through our share repurchase plan ratably over a two-year period.

Status of Our Offering
We are currently offering on a continuous basis up to $7.5 billion in shares of common stock, consisting of up to $6.0 billion in shares in our primary offering and up to $1.5 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold in this Offering (i) 33,803,069 shares of our common stock in our primary offering for total proceeds of $439,723,365 and (ii) 3,160,402 shares of our common stock pursuant to our distribution reinvestment plan for a total value of $39,251,967. We intend to continue selling shares in the Offering on a monthly basis.